Filed by Royal Dutch Shell plc

This communication is filed pursuant to Rule 425 under The Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14d-2 of the Securities Exchange Act of 1934, as amended.

Subject Company: Royal Dutch Petroleum Company

Registration Number: 333-125037

Date: May 19, 2005

LEGAL INFORMATION

Holders of ordinary shares of Royal Dutch Petroleum Company (N.V. Koninklijke Nederlandsche Petroleum Maatschappij) (“Royal Dutch”) are urged to carefully review the registration statement on Form F-4 (including the prospectus) and other documents relating to the Royal Dutch exchange offer (the “Royal Dutch Offer”) that have been or will be filed with, or furnished to, the US Securities and Exchange Commission (the “SEC”) by Royal Dutch Shell plc (“Royal Dutch Shell”) and the related solicitation/recommendation statement on Schedule 14D-9 that has been filed with the SEC by Royal Dutch and, as the case may be, the Royal Dutch Offer document and the prospectus which will be filed with, or furnished to, Euronext Amsterdam N.V. and the Dutch Authority for the Financial Markets by Royal Dutch Shell, regarding the Royal Dutch Offer, because each of these documents will contain important information relating to the Royal Dutch Offer. A free copy of these documents filed with the SEC (once filed) and other documents made public or filed with, or furnished to, the SEC by Royal Dutch Shell, Royal Dutch and The “Shell” Transport and Trading Company, p.l.c (“Shell Transport”) can be obtained at the SEC’s website at www.sec.gov. These documents may also be obtained at the Royal Dutch Shell website at www.shell.com/unification free of charge by contacting Investor Relations, Shell International B.V., FSK, PO Box 162, 2501 AN The Hague, The Netherlands.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART INTO ITALY OR JAPAN

The Royal Dutch Offer and the Scheme are not being and will not be made, directly or indirectly, in or into or by the use of the mails or any other means or instrumentality (including, without limitation, facsimile transmission, telex, telephone or internet) of interstate or foreign commerce of, or any such facilities of a national securities exchange of, Japan, and are not and will not be capable of acceptance by any such use, means, instrumentality or facilities from or within Japan. The Royal Dutch Offer and the Scheme are not being made to residents of Japan or in Japan. This document and other documents related to the Transaction must not be electronically provided to, nor accessed by, residents of Japan or persons who are in Japan. Copies of this document and any other documents related to the Transaction are not being, and must not be, mailed or otherwise distributed or sent to any person or company in or from Japan. Persons receiving this document (including custodians, nominees and trustees) or other documents related to the Transaction must not distribute or send them to any person or company in or from Japan.

The Royal Dutch Offer and the Scheme have not been notified to the Commissione Nazionale per le Società e la Borsa pursuant to applicable Italian securities laws and implementing regulations. Absent such notification, no public offer can be carried out in the Republic of Italy. Consequently, this document and other documents relating to the Transaction have not been, and not cannot be, disclosed to any Italian residents or person or entity in the Republic of Italy and no other form of solicitation has been and can be, carried out in the Republic of Italy. This document and any document relating to the Transaction may not be mailed, distributed, disseminated or otherwise disclosed to any Italian residents or persons or entities in the Republic of Italy.

The Royal Dutch Offer is not to be made in New Zealand and may not be accepted by persons in New Zealand except as set out below. No prospectus has been registered with the New Zealand Registrar of Companies in accordance with the Securities Act 1978 (New Zealand) (the “New Zealand Securities Act”). Accordingly, neither the Royal Dutch Offer Document nor any other offering materials or advertisement in relation to the Royal Dutch Offer may be received by a person in New Zealand nor may Royal Dutch Shell Shares be offered directly or indirectly in New Zealand except in circumstances where there is no contravention of the New Zealand Securities Act (or any statutory modification or re-enactment of, or statutory substitution for, the New Zealand Securities Act).

The distribution of this document in jurisdictions other than The Netherlands, England or the US may be affected by the laws of the relevant jurisdiction. Interested persons should inform themselves about and observe all applicable requirements. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

CAUTIONARY STATEMENTS CONCERNING FORWARD LOOKING STATEMENTS

This document contains forward-looking statements that are subject to risk factors associated with the oil, gas, power, chemicals and renewables business as well as risks related to the proposed transaction pursuant to which Royal Dutch Shell will become the holding company of Royal Dutch and Shell Transport (the “Transaction”). It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a variety of variables which could cause actual results, trends or reserves replacement to differ materially, including, but not limited to: the failure of the conditions to the Transaction to be satisfied (including the failure of the Royal Dutch general meeting of shareholders to approve the implementation agreement between Royal Dutch Shell, Royal Dutch and Shell Transport and the failure of Shell Transport shareholders to approve the scheme of arrangement of Shell Transport (the “Scheme”)); the costs related to the Transaction; the failure of the Transaction to achieve the expected benefits; changes in dividend policy; the development of the trading market in Royal Dutch Shell shares; tax treatment of dividends paid to shareholders; the accounting implications of the Transaction and other factors affecting the Royal Dutch/Shell Group’s businesses generally, including, but not limited to, price fluctuations, actual demand, currency fluctuations, drilling and production results, reserve estimates, loss of market, industry competition, environmental risks, physical risks, risks associated with the identification of suitable potential acquisition properties and targets and successful negotiation and consummation of such transactions, the risk of doing business in developing countries, legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from recategorisation of reserves, economic and financial market conditions in various countries and regions, political risks, project delay or advancement, approvals and cost estimates. Each forward-looking statement speaks only as of the date of the particular statement. Please refer to the Annual Report on Form 20-F for the year ended 31 December 2004 (as amended) for a description of certain important factors, risks and uncertainties that may affect the Royal Dutch/Shell Group’s businesses. None of Royal Dutch Shell, Royal Dutch, Shell Transport nor any member of the Royal Dutch/Shell Group undertakes any obligation to publicly update or revise any forward-looking statements as a result of new information, future events or other information. In light of these risks, the results of Royal Dutch Shell, Royal Dutch, Shell Transport, the Royal Dutch/Shell Group or the Royal Dutch Shell Group could differ materially from the forward-looking statements contained in this document.

THE FOLLOWING IS A “SPEAKING BRIEF” MADE AVAILABLE ON MAY 19, 2005 TO SENIOR MANAGERS OF
ROYAL DUTCH AND SHELL TRANSPORT

SENIOR MANAGERS SPEAKING BRIEF

19 May 2005

ROYAL DUTCH SHELL PLC

Unification of Royal Dutch Petroleum Company (Royal Dutch) and The “Shell” Transport and Trading Company, p.l.c. (Shell Transport)

1.	Why are Royal Dutch and Shell Transport proposing to unify?

•	The Royal Dutch/Shell Group of Companies (the “Group”) is currently owned jointly by Royal Dutch Petroleum (a Dutch company) and Shell Transport (a UK company). Royal Dutch owns 60% of the Group and Shell Transport 40%.

•	Many observers consider this ownership of the Group to be too complex and cumbersome.

2.	What is the unification?

•	As announced on 28 October 2004, Royal Dutch and Shell Transport propose to unify under a single holding company, Royal Dutch Shell plc, that will be the single parent company for the Group.

•	Royal Dutch Shell plc will:

•	Be a single company with listings on the London, Amsterdam and New York Stock Exchanges;

•	Have a single, smaller board of directors chaired by Aad Jacobs as non-executive chairman;

•	Have a single streamlined management structure led by Jeroen van der Veer as Chief Executive. Reporting to him will be the Executive Committee; comprising the CFO (Peter Voser) and the heads of the major businesses (Malcolm Brinded, Linda Cook and Rob Routs); and

•	Be headquartered and resident in The Netherlands for Dutch and UK tax purposes with substantial business operations in the UK.

•	The unification is being implemented by means of:

•	A share exchange offer under which holders of Royal Dutch ordinary shares can exchange their shares for Royal Dutch Shell plc shares; and

•	A scheme of arrangement by which shareholders in Shell Transport will have their existing shares exchanged for Royal Dutch Shell plc shares.

•	The Boards of Royal Dutch and Shell Transport believe that the unification is in the best interests of their respective shareholders and fully support the proposed transaction.

3.	What will be the benefits of the unification?

•	The Boards of Royal Dutch and Shell Transport believe that the key benefits of the unification will be:

•	Increased clarity and simplicity of governance

•	Increased management efficiency

•	Increased management accountability

•	Flexibility in issuing equity and debt.

4.	What’s the timetable?

•	The unification proposals were announced on 28 October 2004.

•	On 19 May 2005 full details of the unification proposals, including full transaction documentation, are being made available to shareholders.

•	Shareholders will vote on the unification at meetings in The Hague and London on 28 June 2005.

•	Holders of Royal Dutch shares can tender their shares under the exchange offer until 18 July 2005.

•	It is expected that the unification will become effective on 20 July 2005.

5.	I am a Shell employee, how will the unification affect me?

•	Increased simplicity, clarity, efficiency and accountability will help us all over time in how the Group operates. The unification itself will not disrupt or otherwise impair ongoing daily operations of the Group.

•	A small number of corporate centre positions will re-locate from London to the headquarters in The Hague, and affected individuals have already been notified

•	Royal Dutch Shell plc will be headquartered and resident in The Netherlands for Dutch and UK tax purposes. However, Shell Centre in London will be retained as a business hub and substantially all of the existing business operations located there will remain. Businesses based elsewhere will be unaffected by the proposed changes except that the executive directors leading the businesses report to the Chief Executive.

•	If you are a shareholder in Shell Transport your shareholding will be exchanged for shares in Royal Dutch Shell plc, where available and subject to certain restrictions in particular jurisdictions. The same holds for shareholders of Royal Dutch who tender their shares under the Royal Dutch exchange offer. If you are a shareholder in Royal Dutch in a jurisdiction into which the offer is being made or a shareholder of Shell Transport in a jurisdiction where the scheme is being made available, you will receive further documentation about this, and you also may view documentation relevant to you as a shareholder at www.shell.com/unification

•	If you are a participant in one of the current employee share-based plans you will receive a personalised communication that explains the impact of the proposals on your rights in a particular plan. You will receive a separate communication for each share-based plan in which you currently participate. You can also refer to sww-stockweb.shell.com where you will find employee share plan questions and answers. If you are a participant in the US Shell Savings Plan, you will receive a separate communication from Fidelity.

•	Employees and other stakeholders will see the benefits of the unification in terms of delivering the benefits outlined above (see section 3) across the Group’s business.

6.	I am a customer/government/joint venture partner/contractor, how will the unification affect me?

•	Our normal relationship with you will continue.

•	We trust that the benefits of the unification (see section 3) will also further strengthen our continuing relationship across the Group’s business

7.	Where can I find out more about the unification?

•	Further details on the unification are available on the website: www.shell.com/unification and are also set out in the news release that was issued on 19 May 2005 which is also accessible through the website.

8.	Communications Guidelines

•	It is essential to keep all communications on this issue to the material provided (the Shell Online article and this Speaking Brief). If you choose to use the Shell Online article in your communications, it must be reproduced in its entirety, including the legal rubric. The Speaking Brief is for your guidance only and must not be forwarded or published.

•	No separate communications should be developed locally as any new materials would require filing with the US Securities and Exchange Commission under Rule 425 of the US Securities Act of 1933 and be provided to the UK Panel on Takeovers and Mergers.

•	For further information, Shell employees should be referred to the information on the Shell unification website. Information to other shareholders is to be handled by authorised personnel and advisers only.

•	The Royal Dutch Offer is made in or specifically extended to the following jurisdictions: The Netherlands, US, UK, Switzerland, Australia, Ireland, Norway, Luxemburg, Canada, Germany and Denmark. In all other jurisdictions there may be restrictions in respect of the Royal Dutch Offer.

•	Documentation relating to the Royal Dutch Offer cannot be distributed at all in or into:

•	Japan: If the communication contains specific terms and conditions of the Royal Dutch Offer or the Shell Transport Scheme or any other statements which may have an effect of soliciting or inviting the recipients to enter into a securities transaction, it should not be sent in or into Japan and it should be made clear in the relevant document that the Royal Dutch Offer (or any such securities transaction) will not be available to shareholders in Japan;

•	Italy: Shell Transport and Royal Dutch shareholders residing in Italy should be denied access to the documentation relating to the Royal Dutch Offer and the Shell Transport Scheme. All communication addressed to shareholders should clearly indicate that the Royal Dutch Offer is not extended to Italy and that Royal Dutch Shares tendered under the Royal Dutch Offer by residents of Italy may not be accepted; and

•	New Zealand: Any correspondence with shareholders in New Zealand which mentions the Royal Dutch Offer in any way should be avoided. If it is necessary to make a communication to shareholders in New Zealand which contains information on the Royal Dutch Offer, such communication should not contain any offer or advertisement and should not be misleading, deceptive or likely to deceive. It should be made clear that the Royal Dutch Offer is not being made in New Zealand.

•	Further restrictions apply in:

Spain: no acceptances of the Royal Dutch Offer can be solicited;

Finland: communications with shareholders are possible if no acceptances of the Royal Dutch Offer are solicited;

Belgium: Royal Dutch Shell cannot systematically provide information to non-institutional shareholders. If more than 50 non-institutional investors are involved, public offering requirements may be triggered;

Sweden: communications with shareholders are possible if restricted to a limited number of individually identified shareholders and any offer to these shareholders is made to them in person;

France: since clear guidelines do not exist, it might be allowed for Royal Dutch Shell to discuss the Royal Dutch Offer with shareholders. However, Royal Dutch Shell should refrain from initiating contact with Royal Dutch shareholders and from making any publicity in order to avoid constituting a public offer; and

Singapore: Royal Dutch Shell should not send documentation regarding the Royal Dutch Offer. However, Royal Dutch Shell may discuss the Royal Dutch Offer with shareholders by whom it has been contacted as long as it does not reiterate or encourage acceptance of the Royal Dutch Offer.

LEGAL NOTICE

Holders of ordinary shares of Royal Dutch Petroleum Company (N.V. Koninklijke Nederlandsche Petroleum Maatschappij) (“Royal Dutch”) are urged to carefully review the registration statement on Form F-4 (including the prospectus) and other documents relating to the Royal Dutch exchange offer (the “Royal Dutch Offer”) that have been or will be filed with, or furnished to, the US Securities and Exchange Commission (the “SEC”) by Royal Dutch Shell plc (“Royal Dutch Shell”) and the related solicitation/recommendation statement on Schedule 14D-9 that will be filed with the SEC by Royal Dutch and, as the case may be, the Royal Dutch Offer document and the prospectus which have been filed with, or furnished to, Euronext Amsterdam N.V. and the Dutch Authority for the Financial Markets by Royal Dutch Shell, regarding the Royal Dutch Offer, because each of these documents will contain important information relating to the Royal Dutch Offer. A free copy of any of these documents filed with the SEC (once filed) and other documents made public or filed with, or furnished to, the SEC by Royal Dutch Shell, Royal Dutch and The “Shell” Transport and Trading Company, p.l.c. (“Shell Transport”) can be obtained at the SEC’s website at www.sec.gov. These documents may also be obtained at the Royal Dutch Shell website at www.shell.com/unification or free of charge by contacting Investor Relations, Shell International B.V., FSK, PO Box 162, 2501 AN The Hague, The Netherlands.

The Royal Dutch Offer and the Scheme are not being and will not be made, directly or indirectly, in or into or by the use of the mails or any other means or instrumentality (including, without limitation, facsimile transmission, telex, telephone or internet) of interstate or foreign commerce of, or any such facilities of a national securities exchange of, Japan, and are not and will not be capable of acceptance by any such use, means, instrumentality or facilities from or within Japan. The Royal Dutch Offer and the Scheme are not being made to residents of Japan or in Japan.

The Royal Dutch Offer and the Scheme have not been notified to the Commissione Nazionale per le Società e la Borsa pursuant to applicable Italian securities laws and implementing regulations. Absent such notification, no public offer can be carried out in the Republic of Italy.

The Royal Dutch Offer is not to be made in New Zealand and may not be accepted by persons in New Zealand. No prospectus has been registered with the New Zealand Registrar of Companies in accordance with the Securities Act 1978 (New Zealand). Accordingly, no offering materials or advertisement in relation to the Offer may be received by a person in New Zealand nor may the Royal Dutch Shell class A ordinary shares of €0.07 each be offered directly or indirectly in New Zealand.

The distribution of this document in jurisdictions other than The Netherlands, England or the US may be affected by the laws of the relevant jurisdiction. Interested persons should inform themselves about and observe all applicable requirements. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

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